Exhibit 99.167

DeFi Technologies Announces Block Token Purchase in Wilder World, an Immersive Decentralised 5D Metaverse

•
DeFi Technologies has participated in the project's $30 Million (USDC) token sale to expand Wilder World's New Dimension of Reality, together with the likes Anthony Pompliano, Animoca, Spartan Group, and other key players in the space

•	This token sale catapults Wilder World into the Top 3 Metaverse projects

TORONTO, Jan. 19, 2022 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, announced today that it has made a block purchase of $WILD tokens, the native token of Wilder World, an immersive 5D Metaverse built on Ethereum, Unreal Engine 5 and open protocol ZERO.

Wilder World aims to create the world's leading metaverse and virtual economy that is decentralized and self-sustainable. The platform is a decentralized ecosystem that includes DAOs, a token economy, a social platform, and a marketplace that connects artists, gamers, collectors, and crypto enthusiasts who can roam freely in multi-leveled, photorealistic, and mixed reality worlds.

Russell Starr, CEO of DeFi Technologies comments "Wilder World represents another incredible opportunity for our shareholders as well as another opportunity to partner with "Pomp" who continues to be an incredible advisor for DeFi Technologies".

"Wilder World's vision of an immersive, community-driven and fully decentralized metaverse that brings an intersection of art, culture, finance and more is incredibly exciting," said DeFi Technologies Chief Strategy Officer Diana Biggs. "We're extremely impressed with what they've achieved to date and are thrilled to be supporting such an epic project."

Since Wilder World's launch in Summer 2021, the ecosystem has generated over $15M from NFT sales and the native token, $WILD, has peaked over 100x since its launch in May of 2021.

DeFi Technologies' investment reflects another impressive addition to the Company's DeFi Ventures portfolio. Through DeFi Ventures, the Company Identifies and participates in revolutionary DeFi protocols, projects and technologies paving the way to a decentralised, digital future.

Learn more about DeFi Technologies at defi.tech.

About DeFi Technologies

DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentralised technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the purchase of $WILD tokens; the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to the success of Wilder World; the growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

1View original content to download multimedia:

https://www.prnewswire.com/news-releases/defi-technologies-announces-block-token-purchase-in-wilder-world-an-immersive-decentralised-5d-metaverse-3014640

SOURCE DeFi Technologies, Inc.

1View  original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2022/19/c0118.html

%SEDAR: 00007675E

For further information: Investor Relations, Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations, Marie Knowles, MFK Publicity, marie@mfkpublicity.co

CO: DeFi Technologies, Inc.

CNW 10:35e 19-JAN-22